Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Earnings to Fixed Charges and Preferred Dividends
($ in thousands, except ratios)

	For the Years Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Pre-tax income from continuing operations before earnings from equity method investments and other items	$(92,629)	$(124,487)	$(165,171)	$(255,574)	$(409,242)
Add: Fixed charges as calculated below	229,152	231,967	232,037	270,872	359,844
Add: Distributions from operations of equity method investments	48,732	29,999	80,116	17,252	105,586
Less: Capitalized interest	(5,809)	(5,337)	(4,893)	(2,590)	(1,794)
Total earnings	$179,446	$132,142	$142,089	$29,960	$54,394
Fixed charges:
Interest expense(1)	$221,398	$224,639	$224,483	$266,225	$356,161
Add: Capitalized interest	5,809	5,337	4,893	2,590	1,794
Implied interest component on the company's rent obligations	1,945	1,991	2,661	2,057	1,889
Fixed charges	$229,152	$231,967	$232,037	$270,872	$359,844
Preferred dividends	51,320	51,320	51,320	49,020	42,320
Fixed charges and preferred dividends	$280,472	$283,287	$283,357	$319,892	$402,164
Earnings to fixed charges(2)	—	—	—	—	—
Earnings to fixed charges and preferred dividends(2)	—	—	—	—	—
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(1)	For the years ended December 31, 2012, interest expense includes $1,064 of interest expense reclassified to discontinued operations.

(2)
For the years ended December 31, 2016, 2015, 2014, 2013 and 2012 earnings were not sufficient to cover fixed charges by $49,706, $99,825, $89,948, $240,912 and $305,450, respectively, and earnings were not sufficient to cover fixed charges and preferred dividends by $101,026, $151,145, $141,268, $289,932 and $347,770, respectively.